UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

100 Renfrew Drive

Suite 100

Markham, Ontario, Canada L3R 9R6

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Appointment of Charles Salameh as New Chief Executive Officer and Member of the Board of Directors

On August 1, 2023, Sangoma Technologies Corporation, a leading global provider of business IT and communication solutions (the “Company”), issued a press release announcing the appointment of Charles Salameh as the Company's new Chief Executive Officer and member of the Company’s Board of Directors, effective September 1, 2023. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release, dated August 1, 2023, titled “Sangoma Announces New Chief Executive Officer, Charles Salameh”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: August 1, 2023	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Financial Officer